# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRUPO TELEVISA, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Certificados de Participacion Ordinarios (CPOs) and Global Depositary Shares (GDSs), each representing five CPOs
Address of issuer's principal executive offices: Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, Mexico City, Mexico (O5), 01210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-110671
Filed by CIK 0001824550

## Reporting persons
- Fintech LatAm S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 260,309,028; shared voting power 0; sole dispositive power 260,309,028; shared dispositive power 0; aggregate amount beneficially owned 260,309,028 (9.7% of the class)
  Comment: (1) This total includes 17,918,113 CPOs held directly and 242,390,915 CPOs held through GDSs. Each GDS represents five CPOs.
  (2) Calculation based upon 2,677,252,609 CPOs outstanding, as reported in Form 6-K filed by the Issuer on October 30, 2024.
- Fintech Holdings Luxembourg S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 260,309,028; shared voting power 0; sole dispositive power 260,309,028; shared dispositive power 0; aggregate amount beneficially owned 260,309,028 (9.7% of the class)
  Comment: (3) This total includes 17,918,113 CPOs held directly and 242,390,915 CPOs held through GDSs. Each GDS represents five CPOs.
  (4) Calculation based upon 2,677,252,609 CPOs outstanding, as reported in Form 6-K filed by the Issuer on October 30, 2024.
- Fintech Holdings Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 260,309,028; shared voting power 0; sole dispositive power 260,309,028; shared dispositive power 0; aggregate amount beneficially owned 260,309,028 (9.7% of the class)
  Comment: (3) This total includes 17,918,113 CPOs held directly and 242,390,915 CPOs held through GDSs. Each GDS represents five CPOs.
  (4) Calculation based upon 2,677,252,609 CPOs outstanding, as reported in Form 6-K filed by the Issuer on October 30, 2024.
- David Martinez: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 260,309,028; shared voting power 0; sole dispositive power 260,309,028; shared dispositive power 0; aggregate amount beneficially owned 260,309,028 (9.7% of the class)
  Comment: (5) This total includes 17,918,113 CPOs held directly and 242,390,915 CPOs held through GDSs. Each GDS represents five CPOs.
  (6) Calculation based upon 2,677,252,609 CPOs outstanding, as reported in Form 6-K filed by the Issuer on October 30, 2024.

## Item 1. Issuer
Name of issuer: GRUPO TELEVISA, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, MEXICO, D.F., Mexico, 01210

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:
i. Fintech LatAm S.a r.l. ("Fintech LatAm");
ii. Fintech Holdings Luxembourg S.a r.l. ("Fintech Lux");
iii. Fintech Holdings Inc. ("FH") and
iv. Mr. David Martinez ("Mr. Martinez").

Fintech LatAm, Fintech Lux, FH and Mr. Martinez are collectively referred to as the "Reporting Persons." Mr. Martinez directly controls FH, which is the parent company of Fintech Lux, which is the parent company of Fintech LatAm, the direct holder of the securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of FH and Mr. Martinez is 375 Park Avenue, New York, NY 10152. The address of the principal business office of Fintech LatAm and Fintech Lux is 13, Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: Fintech LatAm, Fintech Lux, FH and Mr. Martinez are citizens or incorporated under the laws of Luxembourg, Luxembourg, Delaware and the United Kingdom, respectively.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 260309028.00
Percent of class: 9.7%
Sole power to vote or to direct the vote: 260309028.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 260309028.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Agreement of Joint Filing by Fintech LatAm S.a r.l., Fintech Holdings Luxembourg S.a r.l., Fintech Holdings Inc. and David Martinez.

## Signatures
- Fintech LatAm S.a r.l.: /s/ Julio R. Rodriguez Jr., Julio R. Rodriguez Jr./ Category C Manager and Attorney in Fact (02/14/2025)
- Fintech Holdings Luxembourg S.a r.l.: /s/ Julio R. Rodriguez Jr., Julio R. Rodriguez Jr./ Authorized Person (02/14/2025)
- Fintech Holdings Inc.: /s/ Julio R. Rodriguez Jr., Julio R. Rodriguez Jr./ Authorized Person (02/14/2025)
- David Martinez: /s/ David Martinez, David Martinez (02/14/2025)